SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F _x_                   Form 40-F ___


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes__                           No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

IXOS SOFTWARE AG reports first quarter results FY 2003/2004

IXOS: 16% revenue growth in Q1 2003/2004

Double-digit revenue growth in licenses, maintenance and services

Grasbrunn  near  Munich,  November 4, 2003 - IXOS  SOFTWARE AG (NASDAQ:  "XOSY",
TecDAX: "XOS"), Europe's leading provider of enterprise content management (ECM) solutions, increased consolidated revenues in Q1 2003/2004 (September 30, 2003) by 16% to EUR30.1 million (previous year: EUR25.9 million), thus exceeding its revenue growth targets despite the ongoing difficult economic environment. At the same time, IXOS substantially improved its income from operations during the traditionally weak summer quarter. The anticipated loss from operations for the quarter was reduced by 13% to EUR-2.0 million (previous year: EUR-2.2 million). Net income improved by 19% to EUR - 1.9 million (previous year: EUR-2.3 million). This corresponds to earnings of EUR-0.09 per share (previous year:
EUR-0.11).

"Last year's investments in further growth are bearing fruit. With double-digit revenue growth in all business units, we hit our targets in full, and have even exceeded them in terms of income from operations," said IXOS Chief Executive Officer Robert Hoog, commenting on the Q1 results.

Double-digit revenue increases in all business units

Revenues in the license  business rose 15% to EUR10.7  million  (previous  year:
EUR9.3 million). Product initiatives outside the SAP environment contributed 34% to license revenue. At the same time, IXOS increased revenues in the maintenance business unit by 21% to EUR11.3 million (previous year: EUR9.4 million). The positive development in the maintenance business is due to the systematic expansion of the installed base, which rose by 31% to 2,778 product installations (previous year: 2,116 installations). Despite sustained price pressure and the difficult economic environment, the professional services business unit increased by 10% to EUR 8.1 million (previous year: EUR7.3 million), due to increased customer demand for combined product and service offerings.

Strong revenue growth in Europe and Asia

IXOS has succeeded in expanding its international market position. On a regional level, IXOS was particularly successful in Germany, where revenues for the quarter rose by 30% to EUR9.1 million (previous year: EUR7.0 million). The EMEA region (Europe excluding Germany, the Middle East and Africa) contributed EUR10.7 million (+21% against the previous year's figure of EUR 8.8 million). At the individual country level, Great Britain, Switzerland and the Nordic countries performed above average. The software group recorded a disproportionate increase in revenue of 59% to EUR4.4 million (previous year:
EUR2.8 million) in the Asia/Pacific sales region. The key growth driver here was Japan, with revenue growth of 70%.

IXOS recorded its sole drop in revenues in the American sales region, with a decline of EUR 5.9 million (down 20% on the previous year's figure of EUR7.3 million). IXOS reacted to the sustained weakness of its U.S. business by restructuring its sales operations towards the end of the period under review. The measures are expected to take effect in the current fiscal year.

On a regional basis, Europe (EMEA) remains the most important sales region for IXOS with 35% of total revenues, followed by Germany with 30%, America with 20%, and the Asia/Pacific region with 15% of total revenues.

Forecasts for fiscal year 2003/2004 confirmed

Despite the difficult economic conditions, which are not expected to improve until the second half of the fiscal year, IXOS confirmed its projections for fiscal year 2003/2004. In September the software group forecasted a revenue growth of at least 10% for the current fiscal year, and a positive operating result for the entire year.

"Even during lean periods for IT investment, IXOS is benefiting from healthy demand for its expanded ECM solutions offering. At the same time, we have our operating costs firmly under control," said IXOS Chief Financial Officer Peter Rau, commenting on the forecasts.

IXOS considers the international sales of its expanded ECM solutions offering and expanded partner sales as the main growth drivers. The Munich-based software group is focusing in particular on in-depth cooperation with market leading storage manufacturers and systems integrators.

Consolidated total assets as of September 30, 2003 amounted to EUR100.2 million (June 30, 2003: EUR108.2 million). The equity ratio was 68% (June 30, 2003:
65%). On September 30, 2003, IXOS employed 911 people  worldwide (June 30, 2003:
919 employees).

IXOS has filed a structured quarterly report for the period under review with the Frankfurt Stock Exchange (FWB Frankfurter Wertpapierborse). The IXOS SOFTWARE AG Q1-report for FY 2003/04 is access able either through the stock exchange website http://deutsche-boerse.com or the IXOS home page http://www.ixos.com/int/home-en/investors/quarterly-reports.htm


IXOS SOFTWARE AG
CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended September, 2002 and 2003

(in thousands, except share and per share data)

                                     Three Months ended  Three Months ended   Three Months ended
                                     September 30, 2002  September 30, 2003   September 30, 2003
                                             EUR                 EUR                  $*
                                     ------------------- ------------------- --------------------
                                         (unaudited)        (preliminary)       (preliminary)
Revenues
   Software licenses                              9,283              10,678               12,440
   Services                                       7,309               8,064                9,394
   Maintenance                                    9,354              11,357               13,231
                                     ------------------- ------------------- --------------------
Total revenues                                   25,946              30,099               35,065
                                     ------------------- ------------------- --------------------

Cost of revenues
   Software licenses                               (421)               (587)                (683)
   Services                                      (5,745)             (6,558)              (7,640)
   Maintenance                                   (2,375)             (2,599)              (3,028)
                                     ------------------- ------------------- --------------------
Total cost of revenues                           (8,541)             (9,744)             (11,351)
                                     ------------------- ------------------- --------------------
Gross profit                                     17,405              20,355               23,714
                                     ------------------- ------------------- --------------------

Operating income (expenses)
   Sales and marketing                          (12,433)            (14,053)             (16,372)
   Research and development                      (4,217)             (5,079)              (5,917)
   General and administrative                    (3,006)             (3,184)              (3,710)
   Other operating income                         1,554               1,567                1,826
   Other operating expenses                      (1,549)             (1,565)              (1,823)
                                     ------------------- ------------------- --------------------
Total operating expenses                        (19,651)            (22,314)             (25,996)
                                     ------------------- ------------------- --------------------

Income (loss) from operations                    (2,246)             (1,959)              (2,282)

   Other income (expense)
   Interest income                                  190                  76                   89
   Interest expenses                                 (2)                 (1)                  (1)
   Foreign currency exchange, net                  (258)                149                  173
                                     ------------------- ------------------- --------------------
Total other income (expenses)                       (70)                224                  261
                                     ------------------- ------------------- --------------------

Income before income taxes                       (2,316)             (1,735)              (2,021)
Provisions for income taxes                          17                (130)                (152)
Net income                                       (2,299)             (1,865)              (2,173)
                                     =================== =================== ====================

Net income per share
   Basic / Diluted **                             (0.11)              (0.09)               (0.10)
Weighed average shares outstanding
   Basic                                     20,120,994          21,492,087           21,492,087
   Diluted                                   20,170,104          21,587,900           21,587,900

* The amounts indicated as of September 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1650 to Euro 1,00, the noon buying rate on September 30, 2003.

** Due to the loss situation, no dilution effect is considered for the calculation of the earnings per share.

IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEET
Ended June 2003 and September 2003 (in thousands)

                                                  June         September         September
                                                30, 2003        30, 2003          30, 2003
                                                  EUR             EUR               $*
                                            ---------------- -------------- -------------------
                                               (audited)     (preliminary)     (preliminary)

ASSETS
Current assets
   Cash and cash equivalents                         29,214         24,304              28,314
   Accounts receivable, net                          40,493         38,109              44,396
   Unbilled Revenue                                     949          1,058               1,233
   Prepaid expenses and other                         7,394          7,569               8,818
------------------------------------------------------------ -------------- -------------------
Total current assets                                 78,050         71,040              82,761
------------------------------------------------------------ -------------- -------------------


Property and equipment, net                           9,659          9,380              10,928
Intangible assets                                     9,057          8,334               9,710
Goodwill, net                                         9,861          9,861              11,488
Other long-term assets                                1,630          1,630               1,899
------------------------------------------------------------ -------------- -------------------
                                                     30,207         29,205              34,025
------------------------------------------------------------ -------------- -------------------
Total assets                                        108,257        100,245             116,786
------------------------------------------------------------ -------------- -------------------



LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                   7,574          6,739               7,851
   Accrued liabilities                               12,537          8,289               9,657
   Customer advances and unearned revenues           13,516         12,459              14,515
   Income taxes payable                                 808            927               1,080
   Deferred income taxes                                603            516                 601
------------------------------------------------------------ -------------- -------------------
Total current liabilities                            35,038         28,930              33,704
------------------------------------------------------------ -------------- -------------------

Long-term debt
   net of current portion                               846            853                 994
Accrued pension liabilities                           1,848          1,848               2,153
------------------------------------------------------------ -------------- -------------------
                                                      2,694          2,701               3,147
------------------------------------------------------------ -------------- -------------------

Shareholders' equity
   Common stock                                      22,110         22,114              25,762
   Additional paid-in-capital                        53,274         53,286              62,079
   Treasury Stock                                      (241)          (241)               (280)
   Retained earnings (deficit)                       (5,582)        (7,447)             (8,677)
   Accumulated other comprehensive income               964            902               1,051
------------------------------------------------------------ -------------- -------------------
Total shareholders' equity                           70,525         68,614              79,935
------------------------------------------------------------ -------------- -------------------
Total liabilities and shareholders' equity          108,257        100,245             116,786
------------------------------------------------------------ -------------- -------------------

* The amounts indicated as of September 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1650 to Euro 1,00, the noon buying rate on September 30, 2003

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOW
Twelve months ended June 2002 and 2003 (in thousands)

                                                       September      September     September
                                                       30, 2002       30, 2003      30, 2003
                                                          EUR            EUR           $*
                                                    --------------- ------------- -------------
                                                      (unaudited)   (preliminary) (preliminary)
Cash flows from operating activities
Net income                                                  (2,299)       (1,865)       (2,173)
Adjustments to reconcile net income (loss) to net
 cash
provided by operating activities
 Depreciation and amortization                               1,089         1,576         1,836
 Loss from disposals of fixed assets                            27           157           183
 Deferred income taxes                                         (74)          (87)         (101)
Changes in operating assets and liabilities
 Accounts receivable                                         8,284         2,384         2,777
 Unbilled Revenue                                              585          (109)         (127)
 Prepaid expenses and other current assets                  (1,501)         (175)         (204)
 Accounts payable                                           (5,271)         (835)         (973)
 Accrued liabilities                                        (3,659)       (4,248)       (4,949)
 Customer advances, unearned revenues and other              2,179        (1,057)       (1,231)
 Income taxes payable                                         (305)          119           139
                                                    --------------- ------------- -------------
Net cash provided by operating activities                     (945)       (4,140)       (4,823)
                                                    --------------- ------------- -------------

Cash flows from investing activities
 Purchase of property, equipment and other                    (472)         (731)         (852)
                                                    --------------- ------------- -------------
Net cash used in investing activities                         (472)         (731)         (852)
                                                    --------------- ------------- -------------

Cash flows from financing activities
 Repayments of long-term debt                                    0             0             0
 Repayments of capital lease obligations                       (33)            0             0
 Capital contribution                                       10,580            16            19
                                                    --------------- ------------- -------------
Net cash provided by financing activities                   10,547            16            19
                                                    --------------- ------------- -------------

Net increase (decrease) in cash and cash equivalents         9,130        (4,855)       (5,656)
Foreign currency exchange adjustment                           201           (55)          (64)
Cash and cash equivalents - beginning of period             34,320        29,214        34,034
                                                    --------------- ------------- -------------

Cash and cash equivalents - end of period                   43,651        24,304        28,314
                                                    =============== ============= =============

Supplemental data
 Cash paid during the period:
    Income taxes                                               194            81            94
    Interest                                                     1             1             1


* The amounts indicated as of September 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1650 to Euro 1,00, the noon buying rate on September 30, 2003.

Stock Options and Stocks held by the Members of the IXOS SOFTWARE AG Supervisory Board and the Executive Board as of September 30, 2003 (first quarter of fiscal year 2003/2004)


Supervisory Board                             September 30, 2003                       June 30, 2003
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Name                                          Stocks/Numbers      Options/Numbers      Stocks/Numbers    Options/Numbers
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Dr. Klaus Esser                                               -                  -                    -               -
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Eberhard Farber (until September 5, 2003)*              569,050                  -              569,050               -
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Tom Tinsley (since September 5, 2003)*                        -                  -                    -               -
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Richard Roy                                                  90                  -                   90               -
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Hansjorg Staehle                                            100                  -                  100               -
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Manfred Heiss                                               650              7,450                  650           7,450
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Claudia Bottcher                                            620              3,070                  620           3,070
------------------------------------------ --------------------- ------------------ -------------------- ---------------
Total                                                   570,510             10,520              570,510          10,520
------------------------------------------ --------------------- ------------------ -------------------- ---------------




Executive Board        September 30, 2003                      June 30, 2003
------------------- --------------------- ----------------- ------------------- -----------------
Name                   Stocks/Numbers      Options/Numbers    Stocks/Numbers     Options/Numbers
------------------- --------------------- ----------------- ------------------- -----------------
Robert Hoog                            -           160,000                   -           160,000
------------------- --------------------- ----------------- ------------------- -----------------
Peter Rau                              -            50,000                   -            50,000
------------------- --------------------- ----------------- ------------------- -----------------
Hartmut Schaper                        -            50,000                   -            50,000
------------------- --------------------- ----------------- ------------------- -----------------
Richard Gailer                         -            50,000                   -            50,000
------------------- --------------------- ----------------- ------------------- -----------------
Total                                  0           310,000                   0           310,000
------------------- --------------------- ----------------- ------------------- -----------------


* Eberhard Farber resigned from the Supervisory Board on September 5, 2003. Tom Tinley, who had been elected as an alternate member at the General Meeting in November 2002, succeeded him.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: November 4, 2003



                                            IXOS SOFWARE AKTIENGESELLSCHAFT


                                            By /s/ Robert Hoog
                                              ---------------------------------
                                                     Robert Hoog
                                                  Chief Executive Officer


                                                             and


                                            By /s/ Peter Rau
                                              ---------------------------------
                                                       Peter Rau
                                                  Chief Financial Officer